Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-3) and related Prospectus of Pyxis Tankers Inc. for the registration of $100,000,000 of its common stock, its preferred shares, its debt securities, its warrants, its purchase contracts, its rights and its units and the registration of 5,233,222 shares of its common stock offered by the Selling Shareholders and to the incorporation by reference therein of our report dated March 28, 2017, with respect to the consolidated financial statements and schedule of Pyxis Tankers Inc. included in its Annual Report (Form 20-F) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

February 2, 2018